

November 5, 2010

Mr. Julio M. Quintana
Chief Executive Officer
Tesco Corporation
3993 W. Sam Houston Parkway N., Suite 100
Houston, TX, 77043

> **Re:** **Tesco Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 8, 2010**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
> **Filed August 9, 2010**
> **File No. 001-34090**

Dear Mr. Quintana:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

General

1. We note disclosure on pages 17 and F-31 regarding the administrative subpoena you received about a shipment to Sudan, a country identified by the U.S. Department of State as a state sponsor of terrorism and subject to U.S. economic sanctions and export controls. We also note an internet excerpt from your second quarter 2009 earnings conference call in which your CEO responds to a question about whether the company is getting new inquires for casing drilling jobs from any new geographic areas by stating, in part, that the Sudan markets have gotten stronger. Please describe to us the nature and

extent of your past, current, and anticipated contacts with Sudan, whether through affiliates, distributors, or other direct or indirect arrangements. Your response should describe any products and services you have provided to Sudan, and any agreements, commercial arrangements, or other contacts you have had with the Sudanese government or entities controlled by the Sudanese government.

2.   Please discuss the materiality of your contacts with Sudan as described in response to our prior comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan.

3.   Please provide updating information on the OFAC matter relating to Sudan and your internal review of the matter in your future periodic reports.

Form 10-Q for Fiscal Quarter Ended June 30, 2010

4.   We note you have changed the functional currency for your Canadian operations as of January 1, 2010. Please tell us the significant changes in economic facts and circumstances that indicated the functional currency had changed. Refer to FASB ASC 830-10-45-7. Please tell us what other economic facts and circumstances have remained constant since your initial determination of the Canadian Dollar as the functional currency. In your response, please analyze all salient factors consistent with the guidance in FASB ASC 830-10-55-5.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano at (202) 551-3319 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief